Exhibit 99.1

Wheaton Precious Metals Announces Leadership Evolution: Haytham Hodaly Appointed President and CEO, Randy Smallwood to Become Chair of the Board

VANCOUVER, BC , Feb. 5, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") today announced, as part of the Company's strategic succession planning, Haytham Hodaly, currently President, will succeed Randy Smallwood as Wheaton's Chief Executive Officer ("CEO"), reflecting an ongoing leadership evolution to support the next phase in the Company's growth trajectory.

After more than 15 years of leading the business he co-founded, Mr. Smallwood will step down as CEO and assume the role of non-executive Chair of the Board of Directors, effective March 31, 2026. As Board Chair, Mr. Smallwood's ongoing involvement will provide leadership continuity and alignment to the Company's long-term vision. George Brack, who has served as Chair of the Board since 2022 and Director since 2009, will concurrently transition to Lead Independent Director.

Haytham Hodaly, currently serving as President, will transition to President and CEO and join the Company's Board of Directors, effective March 31, 2026. As President and CEO, Mr. Hodaly will guide the Company's strategy and ensure effective execution across all areas of the business.

Mr. Hodaly is a seasoned mining industry executive who joined Wheaton in 2012 as Senior Vice President, Corporate Development before being promoted to President in 2025. A mining engineer by training and a former Director and Mining Analyst at RBC, he brings a unique combination of technical expertise and capital markets experience. Mr. Hodaly has played a pivotal role in executing more than $11 billion in streaming transactions, significantly advancing the Company's growth trajectory, while building and leading one of the most highly regarded technical teams in the industry.

"I am honored to step into the role of President and CEO at such an exciting time in both the Company's history and the broader precious metals market," said Haytham Hodaly, current President and incoming CEO. "We have a clear vision for the future and an exceptionally strong foundation from which to grow, positioning us well to support the next generation of mine builders in an unprecedented environment for gold and silver. Our focus remains on delivering sustainable value for all stakeholders, while maintaining the principles that have made Wheaton a leader in the streaming industry. I am deeply grateful to Randy for his guidance and mentorship, and to the Board for their confidence in me. I look forward to working closely with our talented team and Board as we pursue new opportunities and advance the Company's next phase of growth."

"Building and leading this extraordinary organization alongside such a dedicated and talented team has been the privilege of my career," said Randy Smallwood, CEO. "I am deeply grateful to the Board – current and former members included – for its guidance and partnership over the past two decades, as well as our team for their steadfast commitment to creating what I believe is one of the strongest precious metals companies in the world today. I'd also like to extend my thanks to all of our stakeholders, for their continued trust and support as we helped transform the landscape of mining financing.

This leadership evolution marks a significant milestone in Wheaton's long-term strategy, to develop, support and elevate the next generation of leadership and further accelerate the Company's momentum. I can truly say that I have never been more confident in our future. Haytham has been instrumental in shaping Wheaton's success to date, and his leadership will be an essential element of our anticipated next phase of transformative growth. As I move into the role of Chair of the Board, I remain fully committed to supporting him as CEO and continuing to create value for all stakeholders."

Since co-founding Wheaton in 2004 and becoming CEO in 2011, Mr. Smallwood has been a transformative leader, guiding Wheaton from the world's first streaming business to one of the largest precious metals companies in the world. Under his leadership, the Company has delivered consistent shareholder value by pursuing strategic growth with a focus on high-quality assets, disciplined capital allocation and investing in innovation. Mr. Smallwood has also championed sustainable, community-focused practices, including the launch of Wheaton's Community Investment Program, the first of its kind in the streaming industry. His operational insight, commitment to fostering partnerships, and strategic vision have solidified Wheaton's reputation for excellence and resilience in a dynamic global market.

"On behalf of the Board of Directors, I thank Randy for his visionary leadership and his unwavering dedication to building not only the world's leading streaming company, but also to advancing the broader mining industry," said George Brack, current Chair of Wheaton's Board of Directors. "His commitment to the sector, passion for developing people, and his deep sense of community responsibility have been nothing short of remarkable. We are very pleased that Randy will continue to provide his strategic insight and industry expertise as incoming Chair of the Board.

Over the past several years, the Board has strongly supported Wheaton's leadership evolution, including the management transitions announced in 2025. We have tremendous confidence in Haytham, who has consistently demonstrated outstanding leadership and played an instrumental role in shaping the strong growth profile that we have today."

About Wheaton Precious Metals

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

SOURCE Wheaton Precious Metals Corp.

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%CIK: 0001323404

For further information: For further information, please contact: Wheaton Precious Metals: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 05-FEB-26